Exhibit 12.1

DIAMOND OFFSHORE DRILLING, INC.

Statement re Computation of Ratios

(In Thousands of Dollars)

Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2013	2012	2011	2010	2009
Computation of Earnings:
Pretax income (loss) from continuing operations	$774,240	$918,081	$1,179,271	$1,336,016	$1,868,431
Less Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(74,237)	(37,674)	(11,212)	—	—
Add: Previously capitalized interest amortized during the period	3,400	3,400	3,400	3,400	3,400

Total earnings (losses), before fixed charge addition	703,403	883,807	1,171,459	1,339,416	1,871,831

Computation of Fixed Charges:
Interest, including interest capitalized	103,547	87,449	87,425	93,334	51,585

Total fixed charges	103,547	87,449	87,425	93,334	51,585

Total Earnings (Losses) and Fixed Charges	$806,950	$971,256	$1,258,884	$1,432,750	$1,923,416

Ratio of Earnings (Losses) to Fixed Charges(1)	7.79	11.11	14.40	15.35	37.29

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.